SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Element 21 Golf Company
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(Name of Issuer)

Common Stock, $0.01 par value per share
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(Title of Class of Securities)

286186200
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(CUSIP Number)

Nataliya Hearn, Ph.D.
Element 21 Golf Company
200 Queens Quay East, Unit #1
Toronto, Ontario, Canada, M5A 4K9
416-362-2121
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 3, 2002
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 286186200

1)    Name of Reporting Persons: Nataliya Hearn, Ph.D.
I.R.S. Identification Nos. of Above Persons (entities only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   [ ]
(b)   [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
PF

5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
Items 2(d) or 2(e)

6)    Citizenship Or Place Of Organization
Canada

(7)    Sole Voting Power

928,209 shares of Common Stock

(8) Shared Voting Power
Number of Shares Beneficially Owned By Each Reporting Person With	0
(9) Sole Dispositive Power 928,209

10)   Shared Dispositive Power
0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

928,209

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
|_|

13)   Percent of Class Represented by Amount in Row (11)
Approximately 9%

14)   Type of Reporting Person
IN

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Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of Element 21 Golf Company, a Delaware corporation (the "Issuer").

The address of the principal executive offices of the Issuer is 200 Queens Quay East, Unit #1 Toronto, Ontario, Canada, M5A 4K9.

Item 2.  Identity & Background

This statement is filed on behalf of:

(a) Nataliya Hearn, Ph.D.

(b) 200 Queens Quay East, Unit #1 Toronto, Ontario, Canada, M5A 4K9.

(c) The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d)  The Reporting Person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of Canada.

Item 3  Source and Amount of Funds or Other Consideration

PF, Personal Funds.  The Reporting Person acquired the shares of Common Stock as part of the share exchange consummated on October 3, 2002 with the Issuer.  On February 22, 2006, the Reporting Person received 971,910 shares of Series A Convertible Preferred Stock ("Series A Stock") as settlement for certain loans made to the Issuer by Reporting Person.  The Reporting Person acquired an additional 250,000 shares of Series A Stock in exchange for approximately 49,020 shares of post-reverse Common Stock from two shareholders of the Issuer.  Also included in this amount are warrants granted to Reporting Person for the settlement of debt owed by the Issuer and for performance of services for the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares for her personal investment, and is the Chairman, President and Chief Executive Officer of the Issuer.   The Reporting Person has no current intent, plans or proposals to effectuate any of the items described in (a) through (j).

Item 5. Interest in Securities of the Issuer

(a), (b) The Reporting Person beneficially owns 928,209, or approximately 9% of the outstanding shares of Common Stock, which amount includes 199,143 shares of Common Stock, 239,590 shares of Common Stock issuable upon the conversion of 1,221,910 shares of Series A Stock, 439,476 shares of Common Stock issuable upon the exercise of 439,476 warrants  and 50,000 shares issuable upon exercise of 50,000 warrants.  The Reporting Person has sole voting power and dispositive power of all the shares of Common Stock beneficially owned by Reporting Person.

(c) Not applicable.

(d) Not applicable.

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      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2010	By:	/s/ Nataliya Hearn
Nataliya Hearn, Ph.D.

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